                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC 20549
                                      _______

                                    SCHEDULE 13D

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
                 AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                             VOORHEES ACQUISITION CORP.
                                  (Name of Issuer)

                           Common Stock, $.0001 par value
                           (Title of Class of Securities)

                                        None
                                   (CUSIP Number)

                                Philip E. Zegarelli
                           c/o S.W. Consulting Co., Inc.
                           1 Old Country Road, Suite 300
                            Carle Place, New York 11514
                                   (516) 632-7199
                    (Name & Address & Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                 February 10, 2005
              (Date of Event Which Requires Filing of this Statement)

   If  the  filing person has previously filed a statement on Schedule 13G to report the acquisition  that  is  the  subject  of  this  Schedule  13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),  check  the
following box |_|.

   Note:  Schedules  filed  in paper format shall include a signed original and five copies of the schedule, including  all  exhibits.  See  section  240.13d-7 for other parties to whom copies are to be sent.

   The  remainder  of  this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment  containing  information  which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this  cover page shall not be deemed to be "filed" for the purpose of Section l8 of the Securities  Exchange  Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     S.W. Consulting Co., Inc.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     S.W. CONSULTING CO, INC. is incorporated in the State of New York.
________________________________________________________________________________
               7    SOLE VOTING POWER

                    11,480,000
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           11,480,000
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,480,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     100%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Sara Warner
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     US
________________________________________________________________________________
               7    SOLE VOTING POWER

                    11,480,000
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           11,480,000
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,480,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     100%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER.

   (a)    The  security to which this statement relates is the common stock,  $.0001 par value per share  (the "Common Stock"), of Voorhees Acquisition Corp., a Delaware
Corporation (the "Company").

   (b) The Company may be reached at the following address: c/o S.W. Consulting Co.,
Inc., One Old Country Road, Carle Place, New York 11514.

ITEM 2. IDENTITY AND BACKGROUND.

   This statement is filed by S.W. Consulting Co.,  Inc. ("SW"), and Ms. Sara Warner
(each a "Reporting Person," and together, the "Reporting Persons"). SW purchased all of the Company's Common Stock as of February 10, 2005,  pursuant to a Share Purchase
Agreement dated as of February 1, 2005 between SW and William Tay.

   SW is a C corporation registered in the State of New York.  SW  has no operations other  than  the  ownership  of certain investments. SW is located at the  following address: One Country Road, Carle  Place,  New  York  11514.  SW  has  never (i) been convicted  in  a  criminal  proceeding  (excluding  traffic  violations  or  similar misdemeanors)  or  (ii)  been  a party to a civil proceeding and as a result of such proceeding was or is subject to  a  judgment, decree or final order enjoining future violations of, or prohibiting or mandating  activities  subject to, federal or state securities laws or finding any violation with respect to such laws.

   The controlling shareholder of SW is Sara Warner who is  also the Chief Executive
Officer and Director of SW.  Ms. Warner's business address is c/o SW Consulting Co.,
Inc., One Old Country Road, Carle Place, New York 11514. Ms.  Warner  is a principal of  Broadway  Abstract  of  Carle  Place,  New York.  Ms. Warner has never (i)  been convicted  in  a  criminal  proceeding  (excluding  traffic  violations  or  similar misdemeanors) or (ii) been a party to a civil  proceeding  and  as  a result of such proceeding  was or is subject to a judgment, decree or final order enjoining  future violations of,  or  prohibiting or mandating activities subject to, federal or state securities laws or finding  any violation with respect to such laws. Ms. Warner is a citizen of the United States.

   The President, CFO, EVP and  a Director of SW is Philip E. Zegarelli. Among other business activities, Mr. Zegarelli  is  also  the  Chief  Executive  Officer  of  E-
HomeCredit  Corp.,  a  New York State licensed mortgage bank located in Carle Place,
New York. Mr. Zegarelli  has  never  (i)  been  convicted  in  a criminal proceeding
(excluding traffic violations or similar misdemeanors) or (ii) been  a  party  to  a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree  or  final  order enjoining future violations of, or prohibiting or mandating activities subject to,  federal  or  state  securities laws or finding any violation with respect to such laws. Mr. Zegarelli is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   Pursuant to a Share Purchase Agreement, on  February 10, 2005, SW purchased for a price of $55,000 in cash, 11,480,000 outstanding  shares  of restricted common stock from William Tay, the former President and Director of the Company. SW used "working capital" to purchase the Company's Common Stock. As used herein,  the  Term "working capital" includes income from the business operations of SW plus sums borrowed from, among  other  sources,  banks  and  brokerage firm margin accounts, to operate  such business in general.

ITEM 4. PURPOSE OF TRANSACTION.

   The Reporting Persons acquired their  interests  in  the  Company  pursuant  to a transaction  whereby  Mr. Zegarelli would become the President and a Director of the
Company.  The shares of  Common  Stock  were  acquired  for the purpose of acquiring control of the Company and seeking one or more strategic acquisitions. In connection therewith, Mr. Zegarelli and/or SW may recommend and/or vote in favor of one or more proposals which would amend the Company's Certificate of  Incorporation  and for the
appointment of directors.

   The  Reporting Persons may in the future directly acquire shares of Common  Stock in open market  or private transactions, block purchases or otherwise. The Reporting
Persons may continue  to  hold  or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise,  subject  to  compliance with applicable law. Other than as set forth herein, the Reporting Persons  has  no  plans  or  proposals which relate  to,  or  could  result in, any of the matters referred to in paragraphs  (b)
through (j), inclusive, of Item 4 of the Schedule 13D. The Reporting Persons may, at
any time and from time to  time,  review  or  reconsider  his  or  its  position and formulate  plans or proposals with respect thereto, but has no present intention  of doing so.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

   (a) SW beneficially  owns  11,480,000  shares  of  the  Company's  Common  Stock, representing  a  100%  interest  in  the shares of Common Stock currently issued and outstanding.

   (b) The responses of each Reporting  Person  to  Items  7  though 11 of the cover pages of this Schedule 13D relating to beneficial ownership of  the shares of Common
Stock are incorporated herein by reference.

   (c) Not applicable.

   (d) Not applicable.

   (e) Not applicable.

ITEM  6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS  WITH  RESPECT  TO
SECURITIES OF THE ISSUER.

            None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

   Exhibit 1: Share Purchase Agreement, dated as of February 1, 2005, between SW and
William Tay.

                                     SIGNATURE

   After  reasonable  inquiry  and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  March 30, 2005
                                                  (Date)

                                                  SW CONSULTING CO., INC.
                                                  A New York Corporation

                                                  By: /s/ Philip E. Zegarelli
                                                     ------------------------------
                                                  Name: Philip E. Zegarelli
                                                  Title: President

   After reasonable inquiry and  to  the  best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  March 30, 2005
                                                  (Date)

                                                  /s/ Sara Warner
                                                  ------------------------------
                                                  Name: Sara Warner

EXHIBIT INDEX

Exhibit No.      Description

1.               Share Purchase Agreement, dated as of February 1, 2005, between SW and William Tay.